                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2


                          Global Election Systems Inc.
                          ----------------------------
                                (Name of Issuer)

                         Common Stock, without par value
                         -------------------------------
                         (Title and Class of Securities)

                                    3792L108
                                    --------
                                  CUSIP Number

                               Warren W. Dettinger
             Vice President, General Counsel and Assistant Secretary
                                5995 Mayfair Rd.
                           North Canton, OH 44720-8077
                                 (330) 490-4000
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 22, 2002
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
|_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Action of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the "Notes")

                         (Continued on following pages)
                               (Page 1 of 4 Pages)

                                 Schedule 13D/A
CUSIP No. 3792L108                                             Page 2 of 4 Pages





                 NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                 Diebold, Incorporated
---------------- --------------------------------------------------------------------------------
       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a)  |_|
                                                                                       (b)  |_|
---------------- --------------------------------------------------------------------------------
       3         SEC USE ONLY
---------------- --------------------------------------------------------------------------------
       4         SOURCE OF FUNDS
                 WC, OO
---------------- --------------------------------------------------------------------------------
       5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                 REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                |_|
---------------- --------------------------------------------------------------------------------
       6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio
-------------------------------------- ------------ ---------------------------------------------
              NUMBER OF                     7       SOLE VOTING POWER
               SHARES                               21,335,340
            BENEFICIALLY
              OWNED BY                 ------------ ---------------------------------------------
                EACH                        8       SHARED VOTING POWER
              REPORTING                             None
             PERSON WITH               ------------ ---------------------------------------------
                                            9       SOLE DISPOSITIVE POWER
                                                    21,335,340
                                       ------------ ---------------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    None
---------------- --------------------------------------------------------------------------------
      11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 21,335,340

---------------- --------------------------------------------------------------------------------
      12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES |_|
---------------- --------------------------------------------------------------------------------
      13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 100.0%

---------------- --------------------------------------------------------------------------------
      14         TYPE OF REPORTING PERSON
                 CO

                      SEE INSTRUCTIONS BEFORE FILLING OUT!


                                 (Page 2 of 4)

ITEM 1.       SECURITY AND ISSUER

         This Amendment No. 2 amends and supplements the information set forth in the Statement on Schedule 13D (as amended by Amendment No. 1, the "Statement") filed on September 20, 2001 relating to the common stock, no par value (the "Common Stock"), of Global Election Systems Inc. ("Global"). In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended thereby.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended by adding the following disclosure at the end thereof:

         Diebold, Incorporated ("Diebold") utilized cash on hand, working capital and authorized but previously unissued shares of Diebold common stock to fund the acquisition of the Common Stock.

ITEM 4.       PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended to add the following at the end thereof:

         Global and Diebold entered into an Arrangement Agreement, dated as of September 10, 2001, by and among Diebold, Diebold Acquisition Ltd., a wholly owned subsidiary of Diebold ("Sub"), and Global (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement Diebold acquired 100% of the Common Stock. The previously disclosed Stock Option Agreement was not exercised. In addition, the previously disclosed Voting Agreements terminated at the effective time of the Arrangement.

         At the effective time of the Arrangement, Diebold acquired ownership of 100% of the issued and outstanding shares of Common Stock and is the sole shareholder of Global.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to add the following at the end thereof:

         As a result of the Acquisition, Diebold is the beneficial owner of 21,335,340 shares of Global Common Stock, representing 100% of Global's outstanding common shares.











                                 (Page 3 of 4)

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this Statement may be filed on behalf of the undersigned by Diebold, Incorporated.

February 4, 2002

                              DIEBOLD, INCORPORATED


                              By:  /S/ CHAREE FRANCIS-VOGELSANG
                                  ---------------------------------------------
                                  Name:  Charee Francis-Vogelsang
                                  Title: Vice President and Secretary



















                                (Page 4 of 4)